UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRICATE ISSUER PURSUANT TO RULE 13a - 16 OR 15b - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of __September 2008__

Commission File Number 001-13803

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Level 3, 40 Johnston Street, Wellington 6145 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☒   No ☐

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: September 2, 2008	By:	/s/ Thompson Jewell

(Signature)

Thompson Bruce Jewell
	Title:	CEO

Exhibit 99.1

Austral Pacific Reports A7 Discovery well now producing

Austral Pacific announces Cheal A7 Oil Well On-Line

Wellington, New Zealand - September 2, 2008 - Austral Pacific Energy Ltd. (TSX-V: APX; NZSX: APX)

Austral Pacific Energy Ltd. is pleased to announce that the Cheal A7 well commenced production on Saturday August 30, 2008.

Austral CEO and President Thompson Jewell said, “I am pleased to see the well on stream this quickly and performing as expected. The incremental production and revenue is a welcome sight”.

A7 has now been successfully tied into the Cheal Production Facility using a temporary connection. The well will be flowed through these temporary facilities for three months while the permanent installation is being planned.

As part of the planned production and testing procedures the well is being produced at 200 barrels of oil per day (bopd) with no water during the testing phase. There was no observed surface pressure decline measured during the first test period.

The initial testing indicates that the well is capable of a maximum flow rate in the range of 250-280 bopd. The optimum flow rate will be established over the coming weeks. The field’s current production rate is approximately 520 bopd.

Cheal A3X has been shut-in this week while the A7 well was brought into production as a result of a reoccurrence of the casing leak encountered earlier this year. A number of options are being reviewed for immediate remedial repair to return the A3X well to its 90 bopd rate while planning is underway to support a permanent repair towards the end of this year if required.

A number of short and medium term production enhancement projects are being investigated and implemented to further improve and maximize the value of the current Cheal field production. Two additional locations that could add both reserves and production have been prepared and further prospects on trend are being prioritized based on the results of the A6 and A7 drilling programme.

Cheal is a producing oil and gas field south of Stratford in onshore Taranaki, New Zealand. It is 69.5% owned by Austral, which is also field operator.

Austral Pacific is a listed independent oil and gas exploration and production company registered in Canada with corporate headquarters in Wellington, New Zealand. The Company has an interest in eight exploration and production permits totaling over 2.6 million acres in New Zealand. The Company's primary assets are the Cheal Field, Kahili Field and Cardiff Field located onshore in the highly prolific Taranaki Basin on the North Island of New Zealand.

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com
Phone: Thom Jewell, CEO +64 (4) 495 0880 or Brad Holmes +1 (713) 304 6962

Neither the TSX-V nor the NZSX have approved or disapproved the contents hereof. This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of applicable legislation. Other than statements of historical fact, all statements in this release addressing future production, reserve potential, exploration and development activities and other contingencies are forward-looking statements. Although management believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance, and actual results or developments may differ materially from those in the forward-looking statements, due to factors such as market prices, exploration and development successes, continued availability of capital and financing, and general economic, market, political or business conditions. Please see our public filings at www.sedar.com and www.sec.gov/edgar/searchedgar/webusers.htm for further information.